

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2010

Via U.S. Mail

David G. Zatezalo
Presidents and Chief Executive Officer
Rhino GP LLC
424 Lewis Hargett Circle, Suite 250
Lexington, Kentucky 40503

> **Re:** **Rhino Resource Partners LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 19, 2010**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 23, 2010**
> **File Number 333-166550**

Dear Mr. Zatezalo:

We have reviewed your filings and response letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Road Show Slides

1.   Please ensure that all material information included in your slides also appears in the prospectus, or explain to us the reason(s) for any omissions in that regard. As an example, you identify 11 customers at slide 20, but it is not clear where the corresponding disclosure appears in your prospectus.

2.   Please revise as necessary to ensure that all related disclosure is balanced. At slide 16, you state in part that "Uncommitted coal production provides upside revenue potential," without stating the converse point that it also provides downside revenue risk. Similarly, the absence of material long-term contracts

could introduce risk. In your response 36 in your letter to the staff dated June 18, 2010, you state in part that:

"[A]ll of the Registrant's ten largest customers, including those customers accounting for 10% or more of the Registrant's total revenues for both periods, were parties to multiple coal supply contracts. . . . [T]he Registrant has not included its sales contracts with any of these customers as the Registrant's business is not substantially dependent on any one of these contracts. The sales commitments with these customers are an aggregate resulting from several individual coal supply contracts, with no single contract constituting a commitment to sell the "major part" of the Registrant's production, as required by the above-referenced Item. In addition, in some cases, the Registrant's customers enter into separate contracts for different mining complexes and different delivery locations. The coal supply contracts for each customer are not dependent or conditioned on each other and are considered separate."

3.   Where you reference third party support for your assertions, please provide us with copies of the referenced materials or appropriate excerpts, clearly marked to show the support for each statement you make in that regard. For those statistics or assertions lacking referenced support, identify the source for the information and provide us with the same type of marked materials. For example, we note the reference at slide 12 to "met coal spot prices [in] the $200 per ton range."

4.   Please provide us with at least one complete copy of the revised slides you propose to use, with all changes from the initial set you provided clearly marked for easy reference.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Cover Page

5.   We note the revised disclosure you provided in response to comment three from our letter to you dated July 12, 2010, and we re-issue the third through seventh sentences of that comment.

Summary

Recent Financial Performance, page 4

6.   We note you indicate you expect your net income to have increased for the fiscal quarter ended June 30, 2010 versus the fiscal quarter ended March 31, 2010. Please tell us how you considered disclosing whether your expected cash available for distribution would have been sufficient to pay all of the minimum required distributions for units outstanding following the completion of your offering for the fiscal quarter ended June 30, 2010.

Cash Distribution Policy and Restrictions on Distributions, page 46

7.   We note your response to prior comment 9 from our letter to you dated July 12, 2010. Disclose more plainly and directly in the "rationale" section at page 61 and elsewhere as appropriate that you may borrow funds to pay your quarterly distributions.

8.   We note from your response to prior comment 6 from our July 12 letter that you do not intend to update your forecasts. If you are not able to "launch" and price prior to the date that updated financial statements and information would be required, confirm that you will provide the updated information in an amended Form S-1 with sufficient time for staff review and comment.

Cash Distribution Policy and Restrictions on Distributions

Rhino Resource Partners LP Cash Available for Distribution, page 67

9.   Footnote (7) of your table indicates that you forecast a substantial increase in the net income of your joint venture, and the joint venture agreement requires the distribution of all available funds to its members. Please tell us how this statement comports with the statements you made in the paragraph that begins with a reference to ASC 810-10-15-14(a) on page 4 of Exhibit 47A of your confidential submission dated June 18, 2010.

Significant Forecast Assumptions

Production and Revenues, page 71

10.   We note you disclose that should your contract that is subject to price re-opening provisions terminate, it would not materially impact your estimates of coal sales tons and total coal sales revenue for the twelve months ending June 30, 2011. Please tell us, with a view towards disclosure, the total coal sales tons that are covered by this contract, and clarify why the termination of such contract would not materially impact your forecasted total coal sales tons and total coal sales revenue. Also, tell us the percentage of your sales commitments for the twelve months ending June 30, 2011 that this contract currently represents.

Provisions of our Partnership Agreement Relating to Cash Distributions

Subordination Period

Early Termination of Subordination Period, page 83

11.   Tell us whether the forecasted cash distributions and adjusted operating surplus (as defined in your filing) for the period ended June 30, 2011 will be sufficient to

result in the early termination of the subordination period. If so, revise the discussion of the subordinated units and the subordination period throughout the filing to make this clear.

12.   Given the apparent significance of adjusted operating surplus to the calculation of cash distributions and the early termination of the subordination period, explain to us how you considered providing, as part of the forecasts of cash available for distribution, a calculation of adjusted operating surplus.

Management – Executive Officers and Directors, page 189

13.   We note the new disclosure you now provide regarding each individual's "experience in the coal industry." At slide 5 of the road show slides, you refer to an average of years "of coal industry and related experience." Please clarify in context how you define coal industry experience for that purpose. For example, we note that Mr. Moravec worked for PNC Bank for more than 22 years.

14.   Revise the new disclosure you provide for Mr. Lambert to clarify when he became a Managing Director and CEO at the entities you list in his sketch. Each individual should have a sketch that clearly identifies which positions have been held for what periods of time during the past five years.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Shannon, Branch Chief, at (202) 551-3299 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Tracey L. McNeil at (202) 551-3392, or, in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Brenda K. Lenahan
        (212) 237-0100